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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Oriental Financial Services, Corp. Prof.Office Park VI, 997 San Roberto St.
(No. and Street)

San Juan (City) PR (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Dunn 787-474-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMJ, LLP.
(Name – *if individual, state last, first, middle name*)

American International Plaza
250 Munoz Rivera Ave., Suite 1100 (Address) San Juan (City) PR (State) 00018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/2

OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Oriental Financial Services, Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 5,732

Signature

SVP - PRINCIPAL

Title

Notary Public

JUAN D. BERRIOS ABOGADO - NOTARIO NIHIL PRIUS FIDE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statements of financial condition of Oriental Financial Services Corp. (the Company) (a wholly-owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2009

Stamp No. 2376237 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	2,728,230	2,134,399
Deposit with clearing organization		50,000	50,000
Receivables from broker-dealers and other		219,836	244,481
Securities owned – at fair value		256,321	1,121,879
Prepaid expenses and other assets, including prepaid income tax of $157,564 and $150,085 in 2008 and 2007, respectively		222,170	293,960
Property and equipment, net of accumulated depreciation and amortization of $544,388 and $547,343 in 2007 and 2007, respectively		—	5,759
Due from affiliates		204,950	6,985
Total	$	3,681,507	3,857,463
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	438,411	91,387
Due to affiliate		—	150,190
Total liabilities		438,411	241,577
Stockholder's equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		4,739,861	4,739,861
Retained earnings (accumulated deficit)		(1,497,765)	(1,124,975)
Commitments and contingencies			
Total stockholder's equity		3,243,096	3,615,886
Total	$	3,681,507	3,857,463

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Operations

Years ended December 31, 2008 and 2007

		2008	2007
Revenue:			
Commissions	$	5,595,264	4,996,697
Interest and dividends		96,928	225,729
Investment banking		906,615	125,870
Other income (loss)		(12,262)	58,199
Total revenue		6,586,545	5,406,495
Expenses:			
Employee compensation and benefits		3,032,683	2,726,590
Management and service fees, including fee to affiliate of $1,767,073 and $2,002,397 in 2008 and 2007, respectively		2,101,938	2,315,279
Communications		141,770	132,044
Clearing broker fees		327,820	403,423
Advertising and promotion		233,835	405,254
Occupancy and equipment		398,812	391,898
Professional services		177,106	135,221
Taxes other than payroll and income taxes		104,126	100,892
Other		441,245	500,783
Total expenses		6,959,335	7,111,384
Loss before income taxes		(372,790)	(1,704,889)
Income tax expense (benefit)		—	(25,959)
Net loss	$	(372,790)	(1,678,930)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2008 and 2007

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at December 31, 2006	$	1,000	4,739,861	553,955	5,294,816
Net loss		—	—	(1,678,930)	(1,678,930)
Balance at December 31, 2007		1,000	4,739,861	(1,124,975)	3,615,886
Net loss		—	—	(372,790)	(372,790)
Balance at December 31, 2008	$	1,000	4,739,861	(1,497,765)	3,243,096

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net loss	$	(372,790)	(1,678,930)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization		5,759	50,439
Changes in operating assets and liabilities:			
Receivables from broker-dealers and other		24,645	21,741
Securities owned – net		865,558	(878,473)
Prepaid expenses and other assets		71,790	(137,382)
Due from affiliate		(197,965)	—
Accounts payable and accrued expenses		347,024	(19,723)
Due to affiliate		(150,190)	97,794
Net cash provided by (used in) operating activities		593,831	(2,544,534)
Cash and cash equivalents – beginning of year		2,134,399	4,678,933
Cash and cash equivalents – end of year	$	2,728,230	2,134,399
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	7,479	18,805

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles. The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission (SEC), and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statements of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(d) Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis using estimated useful lives, which range from three to ten years.

(e) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) ***Investment Banking Revenue***

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(g) ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

(h) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(i) ***Income Taxes***

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(j) ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $2,728,230 and $2,134,399 as of December 31, 2008 and 2007, respectively.

(k) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(l) Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standard Board (FASB) Statement No. 157, *Fair Value Measurements*, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 2).

(m) Reclassifications

Certain amounts in the 2007 statement of operations were reclassified to conform to the 2008 presentation.

(n) Recently Issued Accounting Pronouncements

In February 2008, the FASB issued FASB Staff Position FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. The Company does not expect that the adoption of this standard will have a material impact on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not

expect that the adoption of this standard will have a material impact on its financial position and results of operations.

(2) Securities Owned

The estimated fair value of securities owned at December 31, 2008 and 2007 is as follows:

		2008	2007
Government National Mortgage Association Certificates	$	182,607	989,066
Federal Home Loan Mortgage Association Certificates		—	50,022
Puerto Rico government securities		34,848	3,900
Other equity securities		38,866	78,891
Total	$	256,321	1,121,879

Statement 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by Statement 157, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's assets measured at fair value on a recurring basis at December 31, 2008:

		Level 1	Level 2	Level 3
Government National Mortgage Association Certificates	$	—	182,607	—
Puerto Rico government securities		—	34,848	—
Other securities		—	38,866	—
	$	—	256,321	—

(3) Clearing Agreement

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $2,698,214 and $3,034,665, respectively, which was $2,448,214 in 2008 and $2,784,665 in 2007 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was for 2008 and 2007, 0.16 to 1 and 0.08 to 1, respectively.

(5) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank & Trust, for which it is charged a management and service fee. For the years ended December 31, 2008 and 2007, the Company was charged $1,767,073 and $2,002,397, respectively, by its affiliate for these services.

(6) Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 20% to 39%. No taxable income was reflected in 2008 or 2007. The deferred tax asset resulting from the net operating loss carryforward generated in prior years has been totally offset by a valuation allowance, given that it is more likely than not that such benefit will not be realized. At December 31, 2008 and 2007, the Company has net operating loss carryforwards for income tax purposes of approximately $2,900,000 and $2,600,000, respectively, which are available to offset future taxable income, if any, through 2013.

(7) Contingencies

In the normal course of business, the Company executes, settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company is involved in various claims and legal actions arising in the ordinary course of business. It is management's opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2008

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	3,243,096
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		3,243,096
Add:		
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		3,243,096
Deductions and/or charges:		
Total nonallowable assets		454,100
Capital charges for spot and commodity futures		—
Other deductions and/or charges		20,000
		(474,100)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		2,768,996
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		1,915
Other securities		68,867
Undue concentration		—
Other		—
		(70,782)
Net capital	$	2,698,214

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	29,198
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		2,698,214
Excess net capital		2,448,214
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		2,654,373

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2008, Form X-17A-5, Part II-A filing.

(Continued)

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2008

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	438,411
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	438,411
Ratio – aggregate indebtedness to net capital		0.16 to 1

Schedule of Nonallowable Assets

Receivable from broker-dealers and other	$	240,925
Prepaid expenses and other assets		213,175
Property and equipment, net		—
Total nonallowable assets	$	454,100

See accompanying independent auditors' report.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Years ended December 31, 2008 and 2007

The Company has entered into a clearing agreement (the Agreement) with National Financial Services Corp. (NFSC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the years ended December 31, 2008 and 2007.

See accompanying independent auditors' report.

Schedule III

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2008 and 2007

There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2008 and 2007.

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Oriental Financial Services Corp.:

In planning and performing our audits of the financial statements of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group), as of and for the years ended December 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009

Stamp No. 2376238 of the Puerto Rico
Society of Certified Public Accounts
was affixed to the record copy of this report.

KPMG

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)